08001258

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 10, 2008

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub: **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated March 10, 2008 on the decision of the Board to change the name of the company to 'Reliance Infrastructure Limited'.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl: as above

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

3/17

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

March 10, 2008

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 2039/2272 3121
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Reliance Energy to change its name to Reliance Infrastructure Limited**

The Board of Directors of the Company has decided to change the name of the company to 'Reliance Infrastructure Limited', subject to the approval of shareholders and compliance with related formalities.

A copy of the media release being issued is enclosed.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : as above.

Anil Dhirubhai Ambani Group

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: -91 22 3009 9775
www.rel.co.in

March 10, 2008

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : REL

Dear Sirs,

Sub: **Reliance Energy to change its name to Reliance Infrastructure Limited**

The Board of Directors of the Company has decided to change the name of the company to 'Reliance Infrastructure Limited', subject to the approval of shareholders and compliance with related formalities.

A copy of the media release being issued is enclosed.

We request you to inform your members accordingly.

Yours faithfully
For Reliance Energy Limited

Ramesh Shenoy
Company Secretary

Encl : as above.

Reliance Energy Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rel.co.in

MEDIA RELEASE

Reliance Energy Board approves name change to Reliance Infrastructure Limited

- **Company to seek shareholder approval**
- **Company already leader across infrastructure verticals like metro rail, highways, roads, etc.**
- **Name change to adequately reflect nature of business and future vision of the company**

Mumbai, March 10, 2008: Reliance Energy Board has approved the change of the Company's name to Reliance Infrastructure Limited and is set to seek shareholder's approval for the same.

Explaining the name change a senior official said "Reliance Energy Ltd is the largest private player in the electricity sector across the entire value chain (generation, transmission, distribution, trading and EPC). However, over the past two and half years, the company has emerged as a leader in all areas of infrastructure business. The new name 'Reliance Infrastructure Limited' will adequately reflect the current nature of the businesses in the company fold and in line with the company's vision to tap and play a vital role in the emerging potential in the country for infrastructure development"

Reliance Energy is currently:

- Largest private power sector EPC player in the country with order book of over 8,000 crore.
- Largest power transmission infrastructure developer in private sector including the Western Region Strengthening System, (WRSS) the only 100% owned power Transmission project to be developed by private player in the country
- Largest private sector metro rail project developer in the country with 12km VAG corridor in Mumbai and 22.7 km airport link in Delhi
- Largest concessionaire for NHAI and building over 400 kms of road highway projects.
- Preferred bidder to construct the 25 km long, country's longest, bridge over sea link (MTHL) in Mumbai.

Apart from the above REL is constructing the country's tallest 100 storey corporate park in Hyderabad and has plans for setting SEZ in Noida and Mumbai and is in advanced stages of bidding for several metro, airports, highway and energy distribution projects across the country.

"The new name reflects the branding philosophy followed by the ADA Group, where name signifies the space in which business operates and create a sharper brand presence among the stakeholders".

"The name change will not affect any of the rights of the Company or the shareholders of the Company", the official added.

Reliance Energy Limited:

Reliance Energy, a part of Reliance - Anil Dhirubhai Ambani Group, is India's leading private sector utility Company.

Reliance Anil Dhirubhai Ambani Group currently has a market capitalisation of nearly Rs.3,00,000 crore, net worth in excess of Rs.40,000 crore, cash flow of Rs.9,000 crore, net profit of Rs.5,000 crore and zero net debt.

Reliance Energy is ranked amongst India's top 20 listed private companies in terms of all major financial parameters, including assets, sales, net worth, profits and market capitalisation.

For further information please contact Venkatesh.somayaji@relianceada.com or at 093243 82480 / 9312782480

END